April 11, 2002





Securities and Exchange Commission
Washington DC  20549

Dear Sir or Madam:

On behalf of Bruce Papesh, who was a Director of Immucor, Inc. (the "Company"), we are transmitting the Statement of Changes in Beneficial Ownership on Form 4 with respect to the Company's Common Stock.

Sincerely,

/s/ Edward L. Gallup

Edward L. Gallup
President

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4
                  Statement of Changes in Beneficial Ownership

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


_X_ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).

1.       Name and Address of Reporting Person

         G. Bruce Papesh
         4572 South Hagadorn Road, Suite 2-C
         East Lansing, MI  48823-5385


2.       Issuer Name and Ticker or Trading Symbol

         Immucor, Inc./BLUD

3.       IRS or Social Security Number of Reporting Person (Voluntary)

         NA

4.       Statement for Month/Year

         4/02

5.       If Amendment, Date of Original (Month/Year)

         NA

6.       Relationship of Reporting Person to Issuer (check all applicable)

                  Director
                  Officer (give title below)
                  10% Owner
         X        Other (specify below)

         Resigned as director of the Company 10/1/01

TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.       Title of Security   (Instr.3)

         Common Stock, $.10 par value

2.       Transaction Date (Month/Day/Year)

         NA

3.       Transaction Code (Instr. 8)

         NA

4.       Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

         Amount               (A) or (D)        Price
         NA

5.       Amount of Securities    6.  Ownership Form:     7.  Nature of Indirect
         Beneficially Owned at        Direct (D)            Beneficial Ownership
         End of Issuer's Fiscal      or Indirect (I)            (Instr. 4)
         Year (Instr. 3 and 4)         (Instr. 4)

                  100                     D


TABLE II - Derivative  Securities Acquired,  Disposed  of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

1.       Title of Derivative Security (Instr. 3)

         Stock Option - Right to Buy

2.       Conversion or Exercise Price of Derivative Security

         $12.375

3.       Transaction Date (Month/Day/Year)

         10/1/01

4.       Transaction Code (Instr. 8)

         T

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

         Options as previously reported              20,000

         (A)                        (D)
         NA                         10,000

6.       Date Exercisable and Expiration Date (Month/Day/Year)

         Date Exercisable           Expiration Date
         N/A                                N/A

7.       Title and Amount of Underlying Securities (Instr. 3 and 4)

         Title                      Amount or Number of Shares
         N/A                                 N/A

8.       Price of Derivative Security (Instr. 5)

         NA

9.       Number  of  Derivative  Securities  Beneficially  Owned  at End of Year
                (Instr. 4)

         10,000

10.      Ownership  Form  of  Derivative  Security:   Direct (D) or Indirect (I)
                (Instr. 4)

         D

11.      Nature of Indirect Beneficial Ownership (Instr. 4)

         NA

Explanation of Responses:

   Options cancelled with resignation from Board of Directors on October 1, 2001

/s/ G. Bruce Papesh, by Steven C. Ramsey as Power of Attorney
Signature of Reporting Person

4/11/02
Date